UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of June 2017

EXFO Inc.
(Translation of registrant's name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
Press Release
Condensed Unaudited Interim Consolidated Balance Sheets
Condensed Unaudited Interim Consolidated Statements of Earnings
Condensed Unaudited Interim Consolidated Statements of Comprehensive Income (Loss)
Condensed Unaudited Interim Consolidated Statements of Changes in Shareholders' Equity
Condensed Unaudited Interim Consolidated Statements of Cash Flows
Notes to Condensed Unaudited Interim Consolidated Financial Statements
Management's Discussion and Analysis of Financial Condition and Results of Operations
Form 52-109F2 - Certification of Interim Filings - Full Certificate - CEO
Form 52-109F2 - Certification of Interim Filings - Full Certificate - CFO

On June 29, 2017, EXFO Inc., a Canadian corporation, reported its results of operations for the third fiscal quarter ended May 31, 2017. This report on Form 6-K sets forth the news release relating to EXFO's announcement and certain information relating to EXFO's financial condition and results of operations as well as certifications of interim filings for the third fiscal quarter of the 2017 fiscal year. This press release and information relating to EXFO's financial condition and results of operations and certifications of interim filings for the third fiscal quarter of the 2017 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F‑3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Philippe Morin Name: Philippe Morin Title: Chief Executive Officer

Date: June 29, 2017

PRESS RELEASE
For immediate release

EXFO Reports Third Quarter Results for Fiscal 2017

▪	Sales reach US$58.5 million
▪	Bookings attain US$63.7 million, book-to-bill ratio of 1.09
▪	Adjusted EBITDA totals US$2.3 million
▪	Cost savings from restructuring of US$8.0 million expected in FY 2018

QUEBEC CITY, CANADA, June 29, 2017 — EXFO Inc. (NASDAQ: EXFO, TSX: EXF), the network test, monitoring and analytics experts, reported today financial results for the third quarter ended May 31, 2017.
Sales reached US$58.5 million in the third quarter of fiscal 2017 compared to US$60.9 million in the third quarter of 2016 and US$60.0 million in the second quarter of 2017.
Bookings attained US$63.7 million in the third quarter of fiscal 2017 compared to US$59.7 million in the same period last year and US$55.9 million in the second quarter of 2017. The company's book-to-bill ratio was 1.09 in the third quarter of 2017.
Gross margin before depreciation and amortization* amounted to 58.0% of sales in the third quarter of fiscal 2017 compared to 60.8% in the third quarter of 2016 and 61.7% in the second quarter of 2017. Excluding restructuring charges of US$1.6 million or 2.7% of sales, gross margin would have amounted to 60.7% in the third quarter of 2017.
IFRS net loss in the third quarter of fiscal 2017 totaled US$4.3 million, or US$0.08 per share, compared to net earnings of US$0.9 million, or US$0.02 per share, in the same period last year and net earnings of US$1.0 million, or US$0.02 per share, in the second quarter of 2017. IFRS net loss in the third quarter of 2017 included US$3.6 million in after-tax restructuring expenses, US$0.9 million in after-tax amortization of intangible assets, US$0.4 million in stock-based compensation costs and a foreign exchange gain of US$1.7 million.
Adjusted EBITDA* totaled US$2.3 million, or 3.9% of sales, in the third quarter of fiscal 2017 compared to US$5.3 million, or 8.7% of sales, in the third quarter of 2016 and US$4.9 million, or 8.1% of sales, in the second quarter of 2017.
At the beginning of March, EXFO acquired UK-based Ontology Systems for a consideration of US$7.7 million, net of cash acquired, plus an earnout estimated at US$1.4 million based on future sales.
In early May, EXFO announced a restructuring plan to streamline its monitoring solutions portfolio. This plan, which resulted in US$3.8 million of restructuring charges in the third quarter of 2017, is expected to generate annual cost savings of US$8.0 million.

"Although bookings were robust at US$63.7 million, the timing of orders and necessity to rebuild backlog affected our financial results in the third quarter of 2017," said Philippe Morin, EXFO's Chief Executive Officer. "Looking at the bigger picture, we continued capturing market share in optical and high-speed Ethernet testing in the field, data centers and labs as reflected by sales and bookings growth of 6.2% and 4.2% nine months into the fiscal year. We also addressed an underperforming product line within our monitoring solutions portfolio and fined-tuned our go-to-market strategy to sharpen our focus and enhance profitability. We should begin benefitting from our restructuring efforts in the fourth quarter, but the full impact will be felt in fiscal 2018."

Selected Financial Information
(In thousands of US dollars)

	Q3 2017	Q2 2017	Q3 2016

Physical-layer sales	$41,007	$38,038	$42,074
Protocol-layer sales	17,678	22,097	19,260
Foreign exchange losses on forward exchange contracts	(180)	(105)	(438)
Total sales	$58,505	$60,030	$60,896

Physical-layer bookings	$47,157	$34,031	$41,797
Protocol-layer bookings	16,691	21,992	18,389
Foreign exchange losses on forward exchange contracts	(180)	(105)	(438)
Total bookings	$63,668	$55,918	$59,748
Book-to-bill ratio (bookings/sales)	1.09	0.93	0.98
Gross margin before depreciation and amortization*	$33,950	$37,041	$37,016
	58.0%	61.7%	60.8%

Other selected information:
IFRS net earnings (loss)	$(4,304)	$1,008	$919
Amortization of intangible assets	$1,046	$768	$294
Stock-based compensation costs	$372	$353	$386
Restructuring charges	$3,813	$–	$–
Net income tax effect of the above items	$(357)	$(162)	$(31)
Foreign exchange (gain) loss	$(1,725)	$272	$957
Adjusted EBITDA*	$2,300	$4,875	$5,301

Operating Expenses
Selling and administrative expenses totaled US$22.6 million, or 38.6% of sales in the third quarter of fiscal 2017 compared to US$20.8 million, or 34.2% of sales, in the same period last year and US$21.3 million, or 35.4% of sales, in the second quarter of 2017.
Net R&D expenses totaled US$13.3 million, or 22.7% of sales, in the third quarter of fiscal 2017 compared to US$11.3 million, or 18.6% of sales, in the third quarter of 2016 and US$11.3 million, or 18.8% of sales, in the second quarter of 2017.
EXFO recorded US$3.8 million of restructuring charges in the third quarter of fiscal 2017, of which US$1.6 million (2.7% of sales) was included in cost of sales, US$0.9 million (1.6% of sales) in selling and administrative expenses and US$1.3 million (2.2% of sales) in net R&D expenses.

Third-Quarter Highlights
•
Sales and bookings. Sales decreased 3.9% year-over-year to US$58.5 million in the third quarter of 2017 mainly due to the timing of orders and necessity to rebuild backlog as bookings improved 6.6% to US$63.7 million. After nine months into fiscal 2017, sales and bookings increased 6.2% and 4.2%, respectively. Physical-layer sales accounted for 70% of total revenue in the third quarter of 2017, while Protocol-layer totaled 30%. Revenue contribution among the three main geographic regions in the third quarter amounted to 62% from the Americas, 20% from EMEA and 18% from Asia-Pacific. EXFO's top customer accounted for 9.9% of sales in the third quarter, while the top three customers represented 24.0%.

•
Profitability. EXFO generated adjusted EBITDA of US$2.3 million, or 3.9% of sales, in the third quarter of 2017 and US$13.5 million, or 7.5% of sales, after nine months into the fiscal year. In early May, the company announced a restructuring plan that is expected to deliver annual cost savings of US$8.0 million.

•
Innovation. EXFO launched seven new solutions in the third quarter of 2017 and 15 since the beginning of the fiscal year. Key product introductions in the third quarter included a 400G test solution for the high-speed lab and manufacturing markets; a four-slot, FTB-4 Pro platform for network testing in the field, data centers and R&D labs; a software-based solution, Universal Virtual Sync, enabling communications service providers to accurately and cost-effectively measure network latency; a tunable optical time domain reflectometer (OTDR) that characterizes coarse wavelength division multiplexing (CWDM) channels in metro Ethernet links and centralized radio access networks (C-RANs); as well as an optical spectrum analyzer and two optical power meters for the lab and manufacturing markets.

Business Outlook
EXFO forecasts sales between US$58.0 million and US$63.0 million for the fourth quarter of fiscal 2017, while IFRS net results are expected to range between a loss of US$0.03 per share and earnings of US$0.01 per share. IFRS net results include US$0.03 per share in after-tax amortization of intangible assets, after-tax restructuring charges and stock-based compensation costs as well as an anticipated foreign exchange loss of US$0.04 per share.
This outlook was established by management based on existing backlog as of the date of this news release, expected bookings for the remaining of the quarter, exchange rates as of the day of this news release, as well as the preliminary allocation of the fair value of the total consideration for the acquisition of Ontology Partners Limited.
Conference Call and Webcast
EXFO will host a conference call today at 5 p.m. (Eastern time) to review third quarter results for fiscal 2017. To listen to the conference call and participate in the question period via telephone, dial 1-323-794-2093. Please take note the following participant passcode will be required: 1063188. Germain Lamonde, Executive Chairman, Philippe Morin, Chief Executive Officer, and Pierre Plamondon, CPA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay of the conference call will be available two hours after the event until 8:00 p.m. on July 6, 2017. The replay number is 1-719-457-0820 and the required participant passcode is 1063188. The audio Webcast and replay of the conference call will also be available on EXFO's Website at www.EXFO.com, under the Investors section.

About EXFO
EXFO develops smarter network test, monitoring and analytics solutions for the world's leading communications service providers, network equipment manufacturers and webscale companies. Since 1985, we've worked side by side with our customers in the lab, field, data center, boardroom and beyond to pioneer essential technology and methods for each phase of the network lifecycle. Our portfolio of test orchestration and real-time 3D analytics solutions turn complex into simple and deliver business-critical insights from the network, service and subscriber dimensions. Most importantly, we help our customers flourish in a rapidly transforming industry where "good enough" testing, monitoring and analytics just aren't good enough anymore—they never were for us, anyway.  For more information, visit EXFO.com and follow us on the EXFO Blog.
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statement that refers to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regards to timing and nature of customer orders; longer sales cycles for complex systems involving customers' acceptances delaying revenue recognition; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; our ability to successfully integrate businesses that we acquire; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

*Non-IFRS Measures
EXFO provides non-IFRS measures (gross margin before depreciation and amortization and adjusted EBITDA) as supplemental information regarding its operational performance. The company uses these measures for the purpose of evaluating historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the company to plan and forecast for future periods as well as to make operational and strategic decisions. EXFO believes that providing this information, in addition to IFRS measures, allows investors to see the company's results through the eyes of management, and to better understand its historical and future financial performance.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.
Gross margin before depreciation and amortization represents sales less cost of sales, excluding depreciation and amortization.
Adjusted EBITDA represents net earnings (loss) before interest, income taxes, depreciation and amortization, stock-based compensation costs, restructuring charges, and foreign exchange gain or loss.
The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings (loss), in thousands of US dollars:
Adjusted EBITDA
	Q3 2017	Q2 2017	Q3 2016

IFRS net earnings (loss) for the period	$(4,304)	$1,008	$919

Add (deduct):

Depreciation of property, plant and equipment	1,029	962	958
Amortization of intangible assets	1,046	768	294
Interest (income) expense	57	(9)	(309)
Income taxes	2,012	1,521	2,096
Stock-based compensation costs	372	353	386
Restructuring charges	3,813	–	–
Foreign exchange (gain) loss	(1,725)	272	957
Adjusted EBITDA for the period	$2,300	$4,875	$5,301

Adjusted EBITDA in percentage of sales	3.9%	8.1%	8.7%

For more information
Vance Oliver
Director, Investor Relations
(418) 683-0913, Ext. 23733
vance.oliver@exfo.com

EXFO Inc.
Condensed Unaudited Interim Consolidated Balance Sheets

(in thousands of US dollars)

	As at May 31, 2017	As at August 31, 2016
Assets

Current assets
Cash	$34,373	$43,208
Short-term investments	3,337	4,087
Accounts receivable
Trade	41,358	42,993
Other	2,107	2,474
Income taxes and tax credits recoverable	5,090	4,208
Inventories	32,124	33,004
Prepaid expenses	3,781	3,099
	122,170	133,073

Tax credits recoverable	33,718	34,594
Property, plant and equipment	36,718	35,978
Intangible assets (note 3)	11,969	3,391
Goodwill (note 3)	32,756	21,928
Deferred income tax assets	6,705	8,240
Other assets	455	589

	$244,491	$237,793
Liabilities

Current liabilities
Accounts payable and accrued liabilities	$41,966	$37,174
Provisions	296	299
Income taxes payable	610	971
Deferred revenue	11,556	9,486
	54,428	47,930

Deferred revenue	6,211	5,530
Deferred income tax liabilities	2,720	2,857
Other liabilities	31	75
	63,390	56,392

Shareholders' equity
Share capital (note 6)	90,376	85,516
Contributed surplus	17,721	18,150
Retained earnings	126,316	126,309
Accumulated other comprehensive loss	(53,312)	(48,574)

	181,101	181,401

	$244,491	$237,793

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Three months ended May 31, 2017	Nine months ended May 31, 2017	Three months ended May 31, 2016	Nine months ended May 31, 2016

Sales	$58,505	$180,320	$60,896	$169,725

Cost of sales (1) (note 7)	24,555	70,357	23,880	62,921
Selling and administrative (note 7)	22,572	65,422	20,798	60,615
Net research and development (note 7)	13,263	35,841	11,303	31,398
Depreciation of property, plant and equipment	1,029	2,894	958	2,857
Amortization of intangible assets	1,046	2,241	294	880
Interest and other (income) expense	57	28	(309)	(716)
Foreign exchange (gain) loss	(1,725)	(1,965)	957	(454)
Earnings (loss) before income taxes	(2,292)	5,502	3,015	12,224

Income taxes (note 8)	2,012	5,495	2,096	5,576

Net earnings (loss) for the period	$(4,304)	$7	$919	$6,648

Basic and diluted net earnings (loss) per share	$(0.08)	$0.00	$0.02	$0.12

Basic weighted average number of shares outstanding (000s)	54,593	54,328	53,940	53,894

Diluted weighted average number of shares outstanding (000s) (note 9)	54,593	55,479	54,813	54,655

(1)  The cost of sales is exclusive of depreciation and amortization, shown separately.

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Comprehensive Income (Loss)

(in thousands of US dollars)

	Three months ended May 31, 2017	Nine months ended May 31, 2017	Three months ended May 31, 2016	Nine months ended May 31, 2016

Net earnings (loss) for the period	$(4,304)	$7	$919	$6,648
Other comprehensive income (loss), net of income taxes
Items that will not be reclassified subsequently to net earnings
Foreign currency translation adjustment	(2,568)	(4,766)	5,488	775
Items that may be reclassified subsequently to net earnings
Unrealized gains/losses on forward exchange contracts	(127)	(362)	1,045	825
Reclassification of realized gains/losses on forward exchange contracts in net earnings	39	359	666	2,383
Deferred income tax effect of gains/losses on forward exchange contracts	39	31	(434)	(824)
Other comprehensive income (loss)	(2,617)	(4,738)	6,765	3,159

Comprehensive income (loss) for the period	$(6,921)	$(4,731)	$7,684	$9,807

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Changes in Shareholders' Equity

(in thousands of US dollars)

	Nine months ended May 31, 2016
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders' equity

Balance as at September 1, 2015	$86,045	$17,778	$117,409	$(52,005)	$169,227
Redemption of share capital (note 6)	(457)	55	–	–	(402)
Reclassification of stock-based compensation costs (note 6)	1,238	(1,238)	–	–	–
Stock-based compensation costs	–	1,040	–	–	1,040
Net earnings for the period	–	–	6,648	–	6,648
Other comprehensive income
Foreign currency translation adjustment	–	–	–	775	775
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $824	–	–	–	2,384	2,384

Total comprehensive income for the period					9,807

Balance as at May 31, 2016	$86,826	$17,635	$124,057	$(48,846)	$179,672

	Nine months ended May 31, 2017
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders' equity

Balance as at September 1, 2016	$85,516	$18,150	$126,309	$(48,574)	$181,401
Issuance of share capital (notes 3 and 6)	3,490	–	–	–	3,490
Reclassification of stock-based compensation costs (note 6)	1,370	(1,370)	–	–	–
Stock-based compensation costs	–	941	–	–	941
Net earnings for the period	–	–	7	–	7
Other comprehensive income (loss)
Foreign currency translation adjustment	–	–	–	(4,766)	(4,766)
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $31	–	–	–	28	28

Total comprehensive loss for the period					(4,731)

Balance as at May 31, 2017	$90,376	$17,721	$126,316	$(53,312)	$181,101

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Three months ended May 31, 2017	Nine months ended May 31, 2017	Three months ended May 31, 2016	Nine months ended May 31, 2016

Cash flows from operating activities
Net earnings (loss) for the period	$(4,304)	$7	$919	$6,648
Add (deduct) items not affecting cash
Stock-based compensation costs	372	983	386	1,076
Depreciation and amortization	2,075	5,135	1,252	3,737
Deferred revenue	79	3,026	1,203	4,876
Deferred income taxes	704	1,163	611	1,285
Changes in foreign exchange gain/loss	(524)	(955)	626	(333)
	(1,598)	9,359	4,997	17,289
Changes in non-cash operating items
Accounts receivable	(901)	1,701	(5,887)	3,394
Income taxes and tax credits	(842)	(1,232)	(301)	632
Inventories	315	(9)	(759)	(6,627)
Prepaid expenses	(863)	(761)	(452)	(418)
Other assets	(103)	(127)	–	203
Accounts payable, accrued liabilities, provisions and other liabilities	1,169	1,756	4,670	6,347
	(2,823)	10,687	2,268	20,820
Cash flows from investing activities
Additions to short-term investments	(2,571)	(2,887)	(3,109)	(3,130)
Proceeds from disposal and maturity of short-term investments	3,298	3,596	–	501
Purchases of capital assets	(2,555)	(5,448)	(1,138)	(3,374)
Business combinations, net of cash acquired (note 3)	(7,479)	(12,479)	‒	‒
	(9,307)	(17,218)	(4,247)	(6,003)
Cash flows from financing activities
Bank loan	–	–	–	468
Repayment of long-term debt (note 3)	(1,480)	(1,480)	–	–
Redemption of share capital (note 6)	–	–	(215)	(402)
	(1,480)	(1,480)	(215)	66
Effect of foreign exchange rate changes on cash	(360)	(824)	1,049	1,526

Change in cash	(13,970)	(8,835)	(1,145)	16,409
Cash – Beginning of the period	48,343	43,208	43,418	25,864
Cash – End of the period	$34,373	$34,373	$42,273	$42,273

Supplementary information
Income taxes paid	$627	$2,188	$505	$1,621
Additions to capital assets	$1,779	$5,441	$1,011	$3,386

As at May 31, 2016 and 2017, unpaid purchases of capital assets amounted to $389 and $492 respectively.

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1	Nature of Activities and Incorporation

EXFO Inc. and its subsidiaries (collectively "EXFO" or the "company") design, manufacture and market test, service assurance and network visibility solutions for fixed and mobile network operators, web-scale service providers as well as equipment manufacturers in the global telecommunications industry.

EXFO is a company incorporated under the Canada Business Corporations Act and domiciled in Canada. The address of its headquarters is 400 Godin Avenue, Quebec City, Québec, Canada G1M 2K2.

These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on June 29, 2017.

2	Basis of Presentation

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, including IAS 34, "Interim Financial Reporting", and using the same accounting policies and methods used in the preparation of the company's most recent annual consolidated financial statements. Consequently, these condensed interim consolidated financial statements should be read in conjunction with the company's most recent annual consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB.

New IFRS Pronouncements Not Yet Adopted

Financial Instruments

The final version of IFRS 9, "Financial Instruments", was issued in July 2014 and will replace IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. Requirements relating to hedge accounting representing a new hedge accounting model have also been added to IFRS 9. The new standard is effective for annual periods beginning on or after January 1, 2018 and must be applied retrospectively. The company will adopt this new standard on September 1, 2018. The company is currently assessing the impact that the new standard will have on its consolidated financial statements.

Revenue from Contracts with Customers

IFRS 15, "Revenue from Contracts with Customers", was issued in May 2014. The objective of this new standard is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability. This new standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. This new standard is effective for annual periods beginning on or after January 1, 2018. The company will adopt this new standard on September 1, 2018 and is currently assessing the impact that the new standard will have on its consolidated financial statements. The company has not yet determined the method of transition (modified retrospective or full retrospective) that will be applied at that time.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Leases

IFRS 16, "Leases", was issued in January 2016. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e., the customer (lessee) and the supplier (lessor). IFRS 16 will supersede IAS 17, "Leases", and related Interpretations. This new standard is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15, is also applied. The company has not yet assessed the impact that the new standard will have on its consolidated financial statements.

3	Business Combinations

Absolute Analysis Inc.

On October 31, 2016, the company acquired substantially all the assets of Absolute Analysis Inc. (Absolute), a privately held company located in the United States, supplying solutions for radio frequency testing of fiber-based radio access networks. The acquisition-date fair value of the total consideration transferred amounted to $8,490,000 and consisted of $5,000,000 in cash and the issuance of 793,070 subordinate voting shares, valued at $3,490,000.

This acquisition was accounted for by applying the acquisition method as required by IFRS 3, "Business Combinations", and the requirements of IFRS 10, "Consolidated Financial Statements"; consequently, the fair value of the total consideration transferred was allocated to the assets acquired and liability assumed based on management's estimate of their fair value as at the acquisition date.  The results of operations of the acquired business have been included in the consolidated financial statements of the company since October 31, 2016, being the date of acquisition.

The fair value of the total consideration transferred was allocated based on an estimate of fair value of acquired net assets at the date of acquisition as follows:

Assets acquired
Core technology	$4,130
Other assets	236
4,366
Liability assumed
Deferred income taxes	279
Net identifiable assets acquired	4,087
Goodwill	4,403
Fair value of the total consideration transferred	$8,490

Intangible assets are amortized on a straight-line basis over their estimated useful lives of one to five years.

Acquired goodwill mainly represents synergies with the company's products as well as Absolute acquired workforce. Acquired goodwill is deductible for tax purposes. Goodwill is allocated to the EXFO cash generating unit.

Ontology Partners Limited

On March 2, 2017, the company acquired all issued and outstanding shares of Ontology Partners Limited (Ontology), a privately held company located in the United Kingdom, a supplier of real-time network topology discovery and service-chain mapping. The acquisition-date fair value of the total consideration transferred amounted to $9,119,000 and consisted of $7,719,000 in cash, net of Ontology's cash of $2,156,000 at the acquisition date, plus a cash contingent consideration based on certain sales volumes of Ontology products over the 12-month period following the acquisition, valued at $1,400,000 at the acquisition date.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

This acquisition was accounted for by applying the acquisition method as required by IFRS 3, "Business Combinations", and the requirements of IFRS 10, "Consolidated Financial Statements"; consequently, the fair value of the total consideration transferred was allocated to the assets acquired and liabilities assumed based on management's preliminary estimate of their fair value as at the acquisition date. The results of operations of the acquired business have been included in the consolidated financial statements of the company since March 2, 2017, being the date of acquisition.

The fair value of the total consideration transferred was allocated based on a preliminary estimate of fair value of acquired net assets at the date of acquisition as follows:

Assets acquired
Accounts receivable	$1,701
Intangible assets	5,998
Other assets	37
7,736
Liability assumed
Accounts payable and accrued liabilities	3,343
Deferred revenue	211
Long-term debt	1,480
Net identifiable assets acquired	2,702
Goodwill	6,417
Fair value of the total consideration transferred, net of cash acquired	$9,119

Acquired intangible assets are amortized on a straight-line basis over their estimated useful life of five years.

Acquired goodwill mainly represents synergies with the company's products as well as Ontology acquired workforce. Acquired goodwill is not deductible for tax purposes.

The allocation of the fair value of the total consideration transferred is preliminary because the acquisition was closed during the quarter and because certain information required to complete the final allocation remains outstanding. The company expects to complete the final allocation for this acquisition in the fourth quarter of fiscal 2017. Assets and liabilities likely to change upon completing a more detailed valuation and the finalization of the allocation are accounts receivable, intangible assets, goodwill and the related deferred income tax effects.

The functional currency of Ontology is the British pound and as such it is considered a foreign operation. The financial statements of Ontology were translated into Canadian dollars as follows: assets and liabilities were translated at the exchange rate in effect on the date of the balance sheet; revenue and expenses were translated at the monthly average exchange rate. The foreign currency translation adjustment arising from such translation is included in accumulated other comprehensive income in shareholders' equity.

The following table summarizes changes in goodwill during the three and nine months ended May 31, 2017:

	Three months ended May 31, 2017	Nine months ended May 31, 2017

Balance – beginning of the period	$26,094	$21,928
Business combinations	6,417	10,820
Foreign currency translation adjustment	245	8

Balance – end of the period	$32,756	$32,756

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

4	Restructuring Charges

In May 2017, the company implemented a restructuring plan to streamline its monitoring solutions portfolio. This plan will result in one-time expenses totaling $4 million, mainly for severance expenses and inventory write-offs. During the three months ended May 31, 2017, the company recorded severance expenses of $2,783,000 and inventory write-offs of $1,030,000, for total restructuring charges of $3,813,000 during the quarter (note 7). The remaining of the restructuring charges of approximately $0.2 million will be recorded during the fourth quarter of fiscal 2017.

As at May 31, 2017, unpaid severance expenses amounted to $2,576,000.

5	Financial Instruments

Fair Value of Financial Instruments

The company classifies its derivative and non-derivative financial assets and liabilities measured at fair value using the fair value hierarchy, as follows:

Level 1:	Quoted prices (unadjusted) in active market for identical assets or liabilities

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset and liability, either directly or indirectly

Level 3:	Unobservable inputs for the asset or liability

The company's short-term investments, forward exchange contracts and contingent liability are measured at fair value at each balance sheet date. The company's short-term investments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The company's forward exchange contracts are classified within Level 2 of the fair value hierarchy because they are valued using quoted prices and forward exchange rates at the balance sheet dates. The company's contingent liability is classified within level 3 of the fair value hierarchy because it is valued using unobservable inputs such as expected future sales of Ontology.

The fair value of forward exchange contracts represents the amount at which they could be settled based on estimated current market rates.

The fair value of derivative and non-derivative financial assets and liabilities measured at fair value by level of fair value hierarchy, is as follows:

	As at May 31, 2017			As at August 31, 2016
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Short-term investments	$3,337	$–	$–	$4,087	$–	$–
Forward exchange contracts	$–	$480	$–	$–	$980	$–

Financial liabilities
Forward exchange contracts	$–	$476	$–	$–	$1,120	$–
Contingent liability (note 3)	$–	$–	$1,400	$–	$–	$–

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Derivative Financial Instruments

The functional currency of the company is the Canadian dollar. The company is exposed to currency risk as a result of its export sales of products manufactured in Canada, China and Finland, the majority of which are denominated in US dollars and euros. This risk is partially hedged by forward exchange contracts and certain cost of sales and operating expenses (US dollars and euros). In addition, the company is exposed to currency risk as a result of its research and development activities in India (Indian rupees). This risk is partially hedged by forward exchange contracts. The company's forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at May 31, 2017, the company held contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized as follows:

US dollars – Canadian dollars

Expiry dates	Contractual amounts	Weighted average contractual forward rates

June 2017 to August 2017	$6,000	1.3059
September 2017 to August 2018	18,300	1.3407
September 2018 to August 2019	10,900	1.3426
Total	$35,200	1.3353

US dollars – Indian rupees

Expiry dates	Contractual amounts	Weighted average contractual forward rates

June 2017 to August 2017	$1,600	69.66
September 2017 to August 2018	3,400	69.49
Total	$5,000	69.54

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to a net loss of $140,000 as at August 31, 2016, and to a net gain of $4,000 as at May 31, 2017.

As at May 31, 2017, forward exchange contracts in the amount of $386,000 are presented as current assets in other accounts receivable; forward exchange contracts in the amount of $94,000 are presented as long-term assets in other long-term assets; and forward exchange contracts in the amount of $476,000 are presented as current liabilities in accounts payable and accrued liabilities in the consolidated balance sheet. Forward exchange contracts of $172,000 included in accounts payable and accrued liabilities, for which related hedged sales are recognized, are recorded in the consolidated statement of earnings; otherwise, other forward exchange contracts are not yet recorded in the consolidated statement of earnings and are recorded in other comprehensive income.

Based on the portfolio of forward exchange contracts as at May 31, 2017, the company estimates that the portion of the net unrealized gains on these contracts as of that date, which will be realized and reclassified from accumulated other comprehensive income to net earnings over the next 12 months, amounted to $82,000.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

During the three and nine months ended May 31, 2016 and 2017, the company recognized within its sales the following foreign exchange losses on forward exchange contracts:

	Three months ended May 31, 2017	Nine months ended May 31, 2017	Three months ended May 31, 2016	Nine months ended May 31, 2016

Losses on forward exchange contracts	$180	$525	$438	$2,287

6	Share Capital

The following tables summarize changes in share capital for the nine months ended May 31, 2016 and 2017.

	Nine months ended May 31, 2016
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at September 1, 2015	31,643,000	$1	22,092,034	$86,044	$86,045
Redemption of restricted share units	−	−	155,784	−	−
Redemption of deferred share units	−	−	653	−	−
Redemption of share capital	−	−	(200)	(1)	(1)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	723	723
Balance as at November 30, 2015	31,643,000	1	22,248,271	86,766	86,767
Redemption of restricted share units	−	−	119,973	−	−
Redemption of share capital	−	−	(62,442)	(243)	(243)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	507	507
Balance as at February 29, 2016	31,643,000	1	22,305,802	87,030	87,031
Redemption of restricted share units	−	−	1,807	−	−
Redemption of share capital	−	−	(54,369)	(213)	(213)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	8	8

Balance as at May 31, 2016	31,643,000	$1	22,253,240	$86,825	$86,826

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

	Nine months ended May 31, 2017
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at September 1, 2016	31,643,000	$1	21,917,942	$85,515	$85,516
Issuance of share capital (note 3)	−	−	793,070	3,490	3,490
Redemption of restricted share units	−	−	88,371	−	−
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	346	346
Balance as at November 30, 2016	31,643,000	1	22,799,383	89,351	89,352
Redemption of restricted share units	−	−	97,900	−	−
Redemption of deferred share units	−	−	29,456	−	−
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	489	489
Balance as at February 28, 2017	31,643,000	1	22,926,739	89,840	89,841
Redemption of restricted share units	−	−	132,422	−	−
Redemption of deferred share units	−	−	450	−	−
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	535	535

Balance as at May 31, 2017	31,643,000	$1	23,059,611	$90,375	$90,376

7	Statements of Earnings

Net research and development expenses comprise the following:

	Three months ended May 31, 2017	Nine months ended May 31, 2017	Three months ended May 31, 2016	Nine months ended May 31, 2016

Gross research and development expenses	$14,710	$40,067	$12,612	$35,363
Research and development tax credits and grants	(1,447)	(4,226)	(1,309)	(3,965)
Net research and development expenses for the period	$13,263	$35,841	$11,303	$31,398

Inventory write-down is as follows:

	Three months ended May 31, 2017	Nine months ended May 31, 2017	Three months ended May 31, 2016	Nine months ended May 31, 2016

Inventory write-down for the period	$1,464	$2,440	$596	$2,052

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Depreciation and amortization expenses by functional area are as follows:

	Three months ended May 31, 2017	Nine months ended May 31, 2017	Three months ended May 31, 2016	Nine months ended May 31, 2016

Cost of sales
Depreciation of property, plant and equipment	$374	$1,104	$325	$960
Amortization of intangible assets	927	1,896	179	524
	1,301	3,000	504	1,484

Selling and administrative expenses
Depreciation of property, plant and equipment	130	387	125	385
Amortization of intangible assets	23	59	19	55
	153	446	144	440

Net research and development expenses
Depreciation of property, plant and equipment	525	1,403	508	1,512
Amortization of intangible assets	96	286	96	301
	621	1,689	604	1,813

	$2,075	$5,135	$1,252	$3,737

Depreciation of property, plant and equipment	$1,029	$2,894	$958	$2,857
Amortization of intangible assets	1,046	2,241	294	880

Total depreciation and amortization expenses for the period	$2,075	$5,135	$1,252	$3,737

Employee compensation comprises the following:

	Three months ended May 31, 2017	Nine months ended May 31, 2017	Three months ended May 31, 2016	Nine months ended May 31, 2016

Salaries and benefits	$30,565	$88,587	$28,983	$83,741
Restructuring charges (note 4)	2,783	2,783	−	−
Stock-based compensation costs	372	983	386	1,076

Total employee compensation for the period	$33,720	$92,353	$29,369	$84,817

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Restructuring charges by functional area are as follows (note 4):

	Three months ended May 31, 2017	Nine months ended May 31, 2017	Three months ended May 31, 2016		Nine months ended May 31, 2016

Cost of sales (1)	$1,582	$1,582	$	−	$	−
Selling and administrative expenses	919	919		−		−
Net research and development expenses	1,312	1,312		−		−

Total restructuring charges for the period	$3,813	$3,813	$	−	$	−

(1)	Includes $1,030,000 in inventory write-off.

Stock-based compensation costs by functional area are as follows:

	Three months ended May 31, 2017	Nine months ended May 31, 2017	Three months ended May 31, 2016	Nine months ended May 31, 2016

Cost of sales	$33	$87	$25	$80
Selling and administrative expenses	251	681	285	775
Net research and development expenses	88	215	76	221

Total stock-based compensation for the period	$372	$983	$386	$1,076

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

8	Income Taxes

For the three and nine months ended May 31, 2016 and 2017, the reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the consolidated financial statements is as follows:

	Three months ended May 31, 2017	Nine months ended May 31, 2017	Three months ended May 31, 2016	Nine months ended May 31, 2016

Income tax (recovery) provision at combined Canadian federal and provincial statutory tax rate (27%)	$(619)	$1,486	$814	$3,300

Increase (decrease) due to:
Foreign income taxed at different rates	(60)	(640)	(212)	(612)
Non-deductible loss (non-taxable income)	(226)	(37)	(203)	(273)
Non-deductible expenses	225	578	171	486
Change in tax rates	15	(10)	‒	‒
Foreign exchange effect of translation of foreign subsidiaries in the functional currency	27	(91)	227	328
Utilization of previously unrecognized deferred income tax assets	234	(55)	32	‒
Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses	2,222	4,202	1,340	2,682
Other	194	62	(73)	(335)

Income tax provision for the period	$2,012	$5,495	$2,096	$5,576

The income tax provision consists of the following:

	Three months ended May 31, 2017	Nine months ended May 31, 2017	Three months ended May 31, 2016	Nine months ended May 31, 2016

Current	$1,308	$4,332	$1,485	$4,291
Deferred	704	1,163	611	1,285

	$2,012	$5,495	$2,096	$5,576

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

9	Earnings per Share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Three months ended May 31, 2017	Nine months ended May 31, 2017	Three months ended May 31, 2016	Nine months ended May 31, 2016

Basic weighted average number of shares outstanding (000s)	54,593	54,328	53,940	53,894
Add - dilutive effect of (000s):
Restricted share units	1,018	999	735	635
Deferred share units	145	152	138	126

Diluted weighted average number of shares outstanding (000s)	55,756	55,479	54,813	54,655
Stock awards excluded from the calculation of diluted weighted average number of shares because their exercise price was greater than the average market price of the common shares (000s)	–	–	–	101

For the three months ended May 31, 2017, the diluted amount per share was the same amount as the basic amount per share since the dilutive effect of restricted share units and deferred share units was not included in the calculation; otherwise, the effect would have been antidilutive. Accordingly, the diluted amount per share for this period was calculated using the basic weighted average number of shares outstanding.

Management's Discussion and Analysis of Financial Condition
and Results of Operations

This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures to anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test, service assurance and analytics solutions markets and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regard to the timing and nature of customer orders; delay in revenue recognition due to longer sales cycles for complex systems involving customers' acceptance; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; our ability to successfully integrate businesses that we acquire; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document. This discussion and analysis should be read in conjunction with the consolidated financial statements.

The following discussion and analysis of financial condition and results of operations is dated June 29, 2017.

All dollar amounts are expressed in US dollars, except as otherwise noted.

COMPANY OVERVIEW AND RECENT DEVELOPMENTS

We are a leading provider of next-generation test, service assurance and analytics solutions for fixed and mobile communications service providers (CSPs), web-scale operators as well as network equipment manufacturers in the global telecommunications industry. Our intelligent solutions with contextually relevant analytics are designed to improve end-user quality of experience, enhance network performance and drive operational efficiencies throughout the network and service delivery lifecycles. We target high-growth market opportunities related to increasing bandwidth and improving quality of experience on network infrastructures: 4G/LTE (long-term evolution), wireless backhaul, small cells and distributed antenna systems (DAS), 100G network upgrades and fiber-to-the-home (FTTH)/fiber-to-the-curb (FTTC)/fiber-to-the-node (FTTN) deployments.

Our sales decreased 3.9% to $58.5 million in the third quarter of fiscal 2017 compared to $60.9 million for the same period last year. Bookings increased 6.6% to $63.7 million in the third quarter of fiscal 2017, for a book-to-bill ratio of 1.09, from $59.7 million for the same period last year.

Net loss amounted to $4.3 million, or $0.08 per share, in the third quarter of fiscal 2017, compared to net earnings of $0.9 million, or $0.02 per diluted share, for the same period last year. Net loss for the third quarter of fiscal 2017 included $3.6 million in after-tax restructuring charges, $0.9 million in after-tax amortization of intangible assets, $0.4 million in stock-based compensation costs and a foreign exchange gain of $1.7 million. For the same period last year, net earnings included $0.3 million in after-tax amortization of intangible assets, $0.4 million in stock-based compensation costs and a foreign exchange loss of $1.0 million.

Adjusted EBITDA (net earnings (loss) before interest, income taxes, depreciation and amortization, stock-based compensation costs, restructuring charges, and foreign exchange gain or loss) amounted to $2.3 million, or 3.9% of sales, in the third quarter of fiscal 2017, compared to $5.3 million, or 8.7% of sales for the same period last year. See page 38 of this document for a complete reconciliation of adjusted EBITDA to IFRS net earnings (loss). Despite our restructuring plan implemented in the third quarter of fiscal 2017 discussed further in this document, we expect to fall short of our $26 million adjusted EBITDA target for fiscal 2017. Delayed spending by communications service providers on large, systems-based solutions and an unprofitable passive wireless monitoring product line prompted us to revise our plans. Based on actual results after nine months into fiscal 2017 and expected sales and results of operations for the last quarter of the year, we expect our adjusted EBITDA for fiscal 2017 to reach approximately $20 million.

On October 31, 2016, we acquired substantially all the assets of Absolute Analysis Inc. (Absolute), a privately held company located in the United States, supplying solutions for radio frequency testing of fiber-based radio access networks. The acquisition-date fair value of the total consideration amounted to $8.5 million, and consisted of $5.0 million in cash and the issuance of 793,070 subordinate voting shares, valued at $3.5 million. This acquisition was accounted for by applying the acquisition method as required by IFRS 3, "Business Combinations", and the requirements of IFRS 10, "Consolidated Financial Statements"; consequently, the fair value of the total consideration was allocated to the assets acquired and liabilities assumed based on management's estimate of their fair value as at the acquisition date. The results of operations of the acquired business have been included in our consolidated financial statements since October 31, 2016, being the date of acquisition. For additional disclosure on the accounting for the acquisition, see Note 3 to our unaudited interim consolidated financial statements.

On March 2, 2017, we acquired all issued and outstanding shares of Ontology Partners Limited (Ontology), a privately held company located in the United Kingdom, a supplier of real-time network topology discovery and service-chain mapping. The acquisition-date fair value of the total consideration amounted to $9.1 million and consisted of $7.7 million in cash, net of Ontology's cash of $2.2 million at the acquisition date, plus a cash contingent consideration based on certain sales volume of Ontology products over the 12-month period following the acquisition, valued at $1.4 million at the acquisition date. This acquisition was accounted for by applying the acquisition method as required by IFRS 3, "Business Combinations", and the requirements of IFRS 10, "Consolidated Financial Statements"; consequently, the fair value of the total consideration transferred was allocated to the assets acquired and liabilities assumed based on management's preliminary estimate of their fair value as at the acquisition date. The results of operations of the acquired business were included in our consolidated financial statements starting on March 2, 2017, being the date of acquisition. Due to the proximity of the acquisition date to the release date of our interim consolidated financial statements, we have not finalized the initial accounting for the acquisition as the valuation of assets acquired and liabilities assumed has not been completed. Assets and liabilities likely to change upon completing a more detailed valuation and the finalization of the allocation are accounts receivable, intangible assets, goodwill and the related deferred income tax effects. We expect to complete the purchase price allocation in the fourth quarter of fiscal 2017. For additional disclosure on the accounting for the acquisition, see Note 3 to our unaudited interim consolidated financial statements.

On March 29, 2017, EXFO announced the appointment of Philippe Morin as its new Chief Executive Officer (CEO), effective April 1, 2017. Mr. Morin, who has more than 25 years of experience in the telecommunications industry, initially was named EXFO's Chief Operating Officer in November 2015. Prior to joining EXFO, Mr. Morin was Senior Vice-President of Worldwide Sales and Field Operations at Ciena. He also held senior management positions at Nortel Networks, including President of the Optical Networking Division. EXFO founder Germain Lamonde, who had fulfilled the roles of CEO and Chairman of the Board for more than 30 years, became Executive Chairman. He maintains leadership of EXFO's acquisition strategy and remains actively involved in defining the company's growth initiatives, customer outreach as well as corporate governance.

On May 2, 2017, we announced a restructuring plan to streamline our monitoring solutions portfolio, which falls under our protocol-layer product line. This plan will result in one-time expenses totaling $4 million, mainly for severance expenses and inventory write-offs. During the three months ended May 31, 2017, we recorded severance expenses of $2.8 million and inventory write-offs of $1.0 million, for total restructuring charges of $3.8 million during the quarter. The remaining restructuring charges of approximately $0.2 million will be recorded during the fourth quarter of fiscal 2017. See Note 4 to our unaudited interim consolidated financial statements.

We launched 7 new solutions in the third quarter of fiscal 2017 and 15 since the beginning of the fiscal year. Key product introductions in the third quarter included a 400G test solution for the lab and manufacturing markets; a four-slot FTB-4 Pro platform for high-speed network testing in the field, data centers and R&D labs; a software-based solution, Universal Virtual Sync, enabling communications service providers to accurately and cost-effectively measure network latency; a tunable optical time domain reflectometer (OTDR) that characterizes coarse wavelength division multiplexing (CWDM) channels in metro Ethernet links and centralized radio access networks (C-RANs); as well as an optical spectrum analyzer and two optical power meters for the lab and manufacturing markets.

RESULTS OF OPERATIONS
(in thousands of US dollars, except per share data for the periods indicated)

	Three months ended May 31, 2017	Three months ended May 31, 2016		Nine months ended May 31, 2017	Nine months ended May 31, 2016

Sales	$58,505		$60,896	$180,320		$169,725

Cost of sales (1)	24,555		23,880	70,357		62,921
Selling and administrative	22,572		20,798	65,422		60,615
Net research and development	13,263		11,303	35,841		31,398
Depreciation of property, plant and equipment	1,029		958	2,894		2,857
Amortization of intangible assets	1,046		294	2,241		880
Interest and other (income) expenses	57		(309)	28		(716)
Foreign exchange (gain) loss	(1,725)		957	(1,965)		(454)

Earnings (loss) before income taxes	(2,292)		3,015	5,502		12,224

Income taxes	2,012		2,096	5,495		5,576

Net earnings (loss) for the period	$(4,304)		$919	$7		$6,648

Basic and diluted net earnings (loss) per share	$(0.08)		$0.02	$0.00		$0.12

Other selected information:

Gross margin before depreciation and amortization (2)	$33,950		$37,016	$109,963		$106,804

Research and development:
Gross research and development	$14,710		$12,612	$40,067		$35,363
Net research and development	$13,263		$11,303	$35,841		$31,398
Restructuring charges included in:
Cost of sales	$1,582	$	‒	$1,582	$	‒
Selling and administrative	$919	$	‒	$919	$	‒
Net research and development	$1,312	$	‒	$1,312	$	‒

Adjusted EBITDA (2)	$2,300		$5,301	$13,496		$15,867

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(2)	Refer to page 38 for non-IFRS measures.

RESULTS OF OPERATIONS
(as a percentage of sales for the periods indicated)

	Three months ended May 31, 2017	Three months ended May 31, 2016	Nine months ended May 31, 2017	Nine months ended May 31, 2016

Sales	100.0%	100.0%	100.0%	100.0%

Cost of sales (1)	42.0	39.2	39.0	37.1
Selling and administrative	38.6	34.2	36.3	35.7
Net research and development	22.7	18.6	19.9	18.5
Depreciation of property, plant and equipment	1.8	1.5	1.6	1.7
Amortization of intangible assets	1.8	0.5	1.2	0.5
Interest and other (income) expense	‒	(0.5)	‒	(0.4)
Foreign exchange (gain) loss	(3.0)	1.5	(1.1)	(0.3)

Earnings (loss) before income taxes	(3.9)	5.0	3.1	7.2

Income taxes	3.5	3.5	3.1	3.3

Net earnings (loss) for the period	(7.4)%	1.5%	‒ %	3.9%

Other selected information:

Gross margin before depreciation and amortization (2)	58.0%	60.8%	61.0%	62.9%

Research and development:
Gross research and development	25.1%	20.7%	22.2%	20.8%
Net research and development	22.7%	18.6%	19.9%	18.5%

Restructuring charges included in:
Cost of sales	2.7%	‒ %	0.9%	‒ %
Selling and administrative	1.6%	‒ %	0.5%	‒ %
Net research and development	2.2%	‒ %	0.7%	‒ %

Adjusted EBITDA (2)	3.9%	8.7%	7.5%	9.3%

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(2)	Refer to page 38 for non-IFRS measures.

RESULTS OF OPERATIONS

SALES AND BOOKINGS

The following tables summarize sales and bookings by product line in thousands of US dollars:

Sales

	Three months ended May 31, 2017	Three months ended May 31, 2016	Nine months ended May 31, 2017	Nine months ended May 31, 2016

Physical-layer product line	$41,007	$42,074	$121,061	$112,133
Protocol-layer product line	17,678	19,260	59,784	59,879
	58,685	61,334	180,845	172,012
Foreign exchange losses on forward exchange contracts	(180)	(438)	(525)	(2,287)
Total sales	$58,505	$60,896	$180,320	$169,725

Bookings

	Three months ended May 31, 2017	Three months ended May 31, 2016	Nine months ended May 31, 2017	Nine months ended May 31, 2016

Physical-layer product line	$47,157	$41,797	$125,278	$115,549
Protocol-layer product line	16,691	18,389	60,692	64,662
	63,848	60,186	185,970	180,211
Foreign exchange losses on forward exchange contracts	(180)	(438)	(525)	(2,287)
Total bookings	$63,668	$59,748	$185,445	$177,924

Sales by geographic region

The following table summarizes sales by geographic region as a percentage of sales:

	Three months ended May 31, 2017	Three months ended May 31, 2016	Nine months ended May 31, 2017	Nine months ended May 31, 2016

Americas	62%	59%	56%	55%
Europe, Middle-East and Africa	20	22	24	25
Asia-Pacific	18	19	20	20

	100%	100%	100%	100%

Sales

For the three months ended May 31, 2017, our sales decreased 3.9% to $58.5 million, from $60.9 million for the same period last year, while our bookings increased 6.6% to $63.7 million, from $59.7 million for the same period last year, for a book-to-bill ratio of 1.09.

For the nine months ended May 31, 2017, our sales increased 6.2% to $180.3 million, from $169.7 million for the same period last year, while our bookings increased 4.2% to $185.4 million, from $177.9 million for the same period last year, for a book-to-bill ratio of 1.03.

In the third quarter of fiscal 2017, timing of bookings mainly explains the year-over-year decrease in sales as globally, after nine months into fiscal 2017, sales and bookings increased compared to the same period last year. In fact, global sales for the third quarter were impacted by weaker bookings received in the second quarter, as we started the current quarter with a much lower backlog compared to the same period last year. Also, although global bookings increased in the third quarter of fiscal 2017 compared to the same period last year, timing and nature of orders received during the quarter prevented us from recognizing a portion of them in sales.

In the third quarter of fiscal 2017, both product lines reported decreases in sales year-over-year. Sales of our physical-layer product line decreased 2.5% year-over-year, mainly in Asia-Pacific (APAC) as sales to the Americas and Europe, Middle East and Africa (EMEA) were almost flat year-over-year. Sales of our protocol-layer product line decreased 8.2% year-over-year, despite the positive impact of our two recent acquisitions, which are included in this product line. The decrease in sales of our protocol-layer product line comes from the Americas and EMEA as sales to APAC were flat year-over-year. In the third quarter of fiscal 2017, longer-than-expected sales cycles impacted our sales for that product line year-over-year. In addition, our restructuring plan announced May 2, 2017, to reduce our investment in passive wireless monitoring, explains to some extent the decrease in sales and bookings year-over-year for our protocol-layer product line.

In the first nine months of fiscal 2017, we made progress in sales for our physical-layer product line, mainly in the Americas, compared to the same period last year, mainly due to our leadership position in portable optical testing and a 100G investment cycle among communications service providers (CSPs) in this region. To a lesser extent, our sales of physical-layer product line increased in EMEA despite the recent decrease in the value of the British pound and the euro compared to the US dollar, which had to some extent a negative impact on our sales and bookings to this region year-over-year.

In the first nine months of fiscal 2017, sales of our protocol-layer product line decreased year-over-year mainly in EMEA due to longer-than-expected sales cycles for systems-related solutions and to some extent to the recent decrease in the value of the British pound and the euro compared to the US dollar. They also slightly decreased in the Americas, despite the positive impact of new acquired Absolute, which is included in our protocol-layer product line. Otherwise, sales of our protocol-layer product line increased in APAC in the first nine months of fiscal 2017 compared to the same period last year.

Bookings

In the third quarter of fiscal 2017, we reported a year-over-year increase in total bookings, which comes from the Americas, mainly from our physical-layer product line. Otherwise, both product lines reported a decrease in bookings in the EMEA and APAC regions.

For the first nine months of fiscal 2017, we reported a year-over-year increase in total bookings, which mainly comes from the Americas for our physical-layer product line. So far in fiscal 2017, our physical-layer product line benefited from heightened penetration of mobile network operators for their fronthaul and backhaul networks, increased traction with fixed network operators for their 100G long-haul and metro links and growing business with web-scale operators for their data center interconnects. In addition, in fiscal 2017, we have benefited to some extent from calendar year-end budget spending on the part of some CSPs in the Americas, versus nominal amount in 2016.

The year-over-year decrease in bookings for our protocol-layer product line for the first nine months of fiscal 2017 comes from the Americas and to a lesser extent to EMEA; this is due in part to the large Xtract solution orders received last year and longer-than-expected sales cycles for systems-related solutions that negatively impacted our bookings for that product line year-over-year; this was offset in part by the positive impact of the recent acquisitions of Absolute and Ontology.

As we evolve from a supplier of dedicated test instruments to a supplier of end-to-end solutions, our quarterly sales and bookings are increasingly subject to quarterly fluctuations, as we are managing more complex, multi-million dollar deals that have prolonged sales and revenue recognition cycles related to our Protocol-layer products. This has been amplified with the recent acquisition of Ontology.

Customer concentration

We sell our products to a broad range of customers, including communications service providers, web-scale operators as well as network equipment manufacturers. In the third quarters of fiscal 2016 and 2017, no customer accounted for more than 10% of our sales, and our top three customers accounted for 14.7% and 24.0% of sales respectively. In the first nine months of fiscal 2017, our top customer accounted for 11.3% of our sales, and our top three customers accounted for 20.4% of sales. In the first nine months of fiscal 2016, no customer accounted for more than 10% of our sales, and our top three customers accounted for 14.2% of our sales.

GROSS MARGIN BEFORE DEPRECIATION AND AMORTIZATION
(non-IFRS measure — refer to page 38 of this document)

Gross margin before depreciation and amortization (gross margin) reached 58.0% of sales for the three months ended May 31, 2017, compared to 60.8% for the same period last year.

Gross margin reached 61.0% of sales for the nine months ended May 31, 2017, compared to 62.9% for the same period last year.

In the third quarter and the first nine months of fiscal 2017, gross margin included $1.6 million in restructuring charges for severances and inventory write-offs. Excluding these charges, gross margin would have amounted to 60.7% of sales in the third quarter, almost flat year-over-year, and 61.9% of sales in the first nine months of fiscal 2017, slightly lower (1.0%) compared to the same period last year.

In the third quarter of fiscal 2017, our gross margin (excluding the impact of our restructuring plan) was almost flat year-over-year as we delivered similar product mix compared to the same period last year.

In the first nine months of fiscal 2017, our gross margin (excluding the impact of our restructuring charges) was unfavorably affected mainly by product mix within our protocol-layer product line compared to the same period last year. In fact, in the first nine months of 2016, we recognized a large order with a Tier-1 network operator for our EXFO Xtract solution, which had a positive impact on our gross margin during that period, as this product delivers strong margins. We did not have such deal this year. In addition, during the first nine months of fiscal 2017, our physical-layer product line represented a larger portion of our sales year-over-year and this product line delivers lower margins than our protocol-layer product line (protocol-layer products have a richer software content), which had a negative impact on our gross margin year-over-year.

However, in the first nine months of fiscal 2017, we recorded in our sales lower foreign exchange losses on our forward exchange contracts, compared to the same period last year, which contributed to the increase in gross margin by 0.4% year-over-year.

In addition, in the first nine months of fiscal 2017, we recorded lower inventory write down (excluding the impact of our restructuring plan) compared to the same period last year, which contributed to the increase in gross margin by 0.4% year-over-year.

Finally, in the first nine months of fiscal 2017, increased sales year-over-year resulted in a better absorption of our fixed manufacturing costs, which had a positive impact on our gross margin compared to the same period last year.

SELLING AND ADMINISTRATIVE EXPENSES

For the three months ended May 31, 2017, selling and administrative expenses were $22.6 million, or 38.6% of sales, compared to $20.8 million, or 34.2% of sales for the same period last year.

For the nine months ended May 31, 2017, selling and administrative expenses were $65.4 million, or 36.3% of sales, compared to $60.6 million, or 35.7% of sales for the same period last year.

In the third quarter and the first nine months of fiscal 2017, selling and administrative expenses included $0.9 million in restructuring charges. Excluding these charges, they would have amounted to $21.7 million, or 37.0% of sales and $64.5 million, or 35.8% of sales respectively for these periods.

In the third quarter and the first nine months of fiscal 2017, excluding restructuring charges, our selling and administrative expenses increased year-over-year due to some additional headcounts following the acquisitions of Absolute and Ontology and to support the growth of our business, inflation and salary increases, as well as one-time acquisition-related costs following the two recent business acquisitions.

In the third quarter of fiscal 2017, excluding restructuring charges, our selling and administrative expenses increased as a percentage of sales compared to the same period last year, as these expenses increased and sales decreased year-over-year.

RESEARCH AND DEVELOPMENT EXPENSES

Gross research and development expenses

For the three months ended May 31, 2017, gross research and development expenses totaled $14.7 million, or 25.1% of sales, compared to $12.6 million, or 20.7% of sales for the same period last year.

For the nine months ended May 31, 2017, gross research and development expenses totaled $40.1 million, or 22.2% of sales, compared to $35.4 million, or 20.8% of sales for the same period last year.

In the third quarter and the first nine months of fiscal 2017, gross research and development expenses included $1.3 million in restructuring charges. Excluding these charges, they would have amounted to $13.4 million, or 22.9% of sales and $38.8 million, or 21.5% of sales respectively for these periods.

In the third quarter and the first nine months of fiscal 2017, excluding restructuring charges, our gross research and development expenses increased year-over-year due to some additional headcounts following the acquisitions of Absolute and Ontology and to support the growth of our business, inflation, salary increases, as well as a shift in the mix and timing of research and development projects, compared to the same periods last year.

As percentage of sales, excluding restructuring charges, our gross research and development expenses increased in the third quarter of fiscal 2017 compared to the same period last year as these expenses increased and sales decreased year-over-year.

AMORTIZATION OF INTANGIBLE ASSETS

For the three months ended May 31, 2017, amortization of intangible assets amounted to $1.0 million compared to $0.3 million for the same period last year.

For the nine months ended May 31, 2017, amortization of intangible assets amounted to $2.2 million compared to $0.9 million for the same period last year.

The increase in our amortization expenses in the third quarter and the first nine months of fiscal 2017, compared to the same periods last year, was mainly due to the acquisitions of Absolute (October 31, 2016) and Ontology (March 2, 2017).

FOREIGN EXCHANGE GAIN (LOSS)

Foreign exchange gains and losses are mainly the result of the translation of operating activities denominated in currencies other than our functional currency, which is the Canadian dollar. A portion of our foreign exchange gains or losses result from the translation of cash balances and deferred income taxes denominated in US dollars. We manage our exposure to currency risk in part with forward exchange contracts. In addition, some of our entities' operating activities are denominated in US dollars, euros and British pounds, which further hedges this risk. However, we remain exposed to a currency risk; namely, any increase in the value of the Canadian dollar, compared to the US dollar, would have a negative impact on our operating results.

For the three months ended May 31, 2017, we recorded a foreign exchange gain of $1.7 million compared to a foreign exchange loss of $1.0 million for the same period last year.

For the nine months ended May 31, 2017, foreign exchange gain amounted to $2.0 million compared to $0.5 million for the same period last year.

During the third quarter of fiscal 2017, the period-end value of the Canadian dollar decreased versus the US dollar and the euro, compared to the previous quarter, which resulted in a foreign exchange gain of $1.7 million during the quarter. The period-end value of the Canadian dollar decreased 1.6% versus the US dollar to CA$1.3501 = US$1.00 in the third quarter of fiscal 2017, compared to CA$1.3280 = US$1.00 at the end of the previous quarter and decreased 7.2% versus the euro to CA$1.5164 = €1.00 in the third quarter, compared to CA$1.4065 = €1.00 at the end of the previous quarter.

During the same period last year, the period-end value of the Canadian dollar increased versus the US dollar, compared to the previous quarter, which resulted in a foreign exchange loss of $1.0 million during the quarter. The period-end value of the Canadian dollar increased 3.2% versus the US dollar to CA$1.3110 = US$1.00 in the third quarter of fiscal 2016, compared to CA$1.3531 = US$1.00 at the end of the previous quarter.

For the first nine months of fiscal 2017, the period-end value of the Canadian dollar decreased versus the US dollar and the euro, compared to the previous year-end, which resulted in a foreign exchange gain of $2.0 million during the period. The period-end value of the Canadian dollar decreased 2.8% versus the US dollar to CA$1.3501 = US$1.00 in the first nine months of fiscal 2017, compared to CA$1.3116 = US$1.00 at the end of the previous year and decreased 3.7% versus the euro to CA$1.5164 = €1.00 in the first nine months, compared to CA$1.4601 = €1.00 at the end of the previous year.

During the same period last year, we witnessed some volatility in the value of the Canadian dollar as it fluctuated compared to the US dollar, which overall resulted in a foreign exchange gain of $0.5 million during that period. The period-end value of the Canadian dollar slightly increased 0.4% versus the US dollar to CA$1.3110 = US$1.00 in the first nine months of fiscal 2016, compared to CA$1.3157 = US$1.00 at the end of the previous year.

INCOME TAXES

For the three months ended May 31, 2017, we reported income tax expenses of $2.0 million on a loss before income taxes of $2.3 million. For the corresponding period, last year, we reported income tax expenses of $2.1 million on earnings before income taxes of $3.0 million.

For the nine months ended May 31, 2017, we reported income tax expenses of $5.5 million on earnings before income taxes of $5.5 million. For the corresponding period, last year, we reported income tax expenses of $5.6 million on earnings before income taxes of $12.2 million.

These distorted tax rates mainly resulted from the fact that we did not recognize deferred income tax assets for some of our subsidiaries at loss and a significant portion of our restructuring charges recorded in fiscal 2017 related to these subsidiaries. In addition, we had some non-deductible losses and expenses, such as stock-based compensation costs. However, a significant portion of our foreign exchange gain or loss was created by the translation of financial statements of our foreign subsidiaries into the functional currency, and was therefore non-taxable or non-deductible. Otherwise, our effective tax rate would have been closer to the combined Canadian and provincial statutory tax rate of 27% for both periods.

Please refer to note 8 to our unaudited condensed interim consolidated financial statements for a full reconciliation of our income tax provision.

LIQUIDITY AND CAPITAL RESOURCES

Cash requirements and capital resources

As at May 31, 2017, cash and short-term investments totaled $37.7 million, while our working capital was $67.7 million. Our cash and short-term investments decreased by $14.7 million in the third quarter of fiscal 2017, compared to the previous quarter. During the third quarter of fiscal 2017, we made cash payments of $7.5 million, $2.6 million and $1.5 million respectively, for the acquisition of Ontology, the purchase of capital assets, and the repayment of the long-term debt assumed as part of the Ontology acquisition, which reduced our cash. In addition, our operating activities used $2.8 million in cash. Finally, we recorded an unrealized foreign exchange loss on our cash and short-term investments of $0.3 million. This unrealized foreign exchange loss resulted from the translation, into US dollars, of our Canadian-dollar-denominated cash and short-term investments and was included in the accumulated other comprehensive income in the balance sheet.

Our short-term investments consist of debt instruments issued by high-credit quality corporations; therefore, we consider the risk of non-performance of these financial instruments to be limited. These debt instruments are not expected to be affected by a significant liquidity risk. For the purposes of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis. Our cash and short-term investments will be used for working capital and other general corporate purposes as well as potential acquisitions.

We believe that our cash balances and short-term investments will be sufficient to meet our liquidity and capital requirements for the foreseeable future, including any potential payment for the cash contingent consideration related to the acquisition of Ontology and the payments related to our restructuring plan. In addition to these assets, we have unused available lines of credit totaling $14.5 million for working capital and other general corporate purposes and unused lines of credit of $20.7 million for foreign currency exposure related to forward exchange contracts. However, possible operating losses, additional restructuring costs and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms.

Sources and uses of cash

We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.

Operating activities

Cash flows used by operating activities were $2.8 million for the three months ended May 31, 2017, compared to cash flows generated of $2.3 million for the same period last year.

Cash flows provided by operating activities were $10.7 million for the nine months ended May 31, 2017, compared to $20.8 million for the same period last year.

Cash flows used by operating activities in the third quarter of fiscal 2017 were attributable to the net loss after items not affecting cash of $1.6 million, and the negative net change in non-cash operating items of $1.2 million; this was mainly due to the negative effect on cash of the increase of $0.9 million in our accounts receivable due to the timing of receipts and sales during the quarter, the $0.8 million increase in our income tax and tax credits recoverable due to tax credits earned during the quarter not yet recovered, and the $0.9 million increase in our prepaid expenses due to timing of payments during the quarter. These negative effects on cash were offset in part by the $1.2 million increase in our accounts payable and accrued liabilities, mainly due to unpaid severance expenses at the end of the quarter.

Cash flows provided by operating activities in the third quarter of fiscal 2016 were attributable to the net earnings after items not affecting cash of $5.0 million, offset in part by the negative net change in non-cash operating items of $2.7 million. This was mainly due to the negative effect on cash of the increase of $5.9 million in our accounts receivable due to the sequential increase in sales, as well as the timing of receipts and sales during the quarter, the $0.3 million increase in our income tax and tax credits recoverable due to tax credits earned during the quarter not yet recovered, the $0.8 million increase in our inventories to meet future demand, and the $0.5 million increase in our prepaid expenses due to timing of payments during the quarter. These negative effects on cash were offset in part by the positive effect on cash of the $4.7 million increase in our accounts payable, accrued liabilities and provisions due to the timing of purchases and payments during the quarter.

Cash flows provided by operating activities in the first nine months of fiscal 2017 were attributable to the net earnings after items not affecting cash of $9.4 million, and the positive net change in non-cash operating items of $1.3 million; this was mainly due to the positive effect on cash of the decrease of $1.7 million in our accounts receivable due to the timing of receipts and sales during the period and the $1.8 million increase in our accounts payable, accrued liabilities and provisions, mainly due to unpaid severance expenses at the end of the period. These positive effects on cash were offset in part by the negative effect on cash of the $1.2 million increase in our income tax and tax credits recoverable due to tax credits earned during the period not yet recovered, and the $0.8 million increase in our prepaid expenses due to timing of payments during the period.

Cash flows provided by operating activities in the first nine months of fiscal 2016 were attributable to the net earnings after items not affecting cash of $17.3 million, and the positive net change in non-cash operating items of $3.5 million. This was mainly due to the positive effect on cash of the decrease of $3.4 million in our accounts receivable due to the timing of receipts and sales during the period, the $0.6 million decrease in our income tax and tax credits recoverable due to tax credits earned in previous periods recovered during the period, and the $6.4 million increase in our accounts payable, accrued liabilities and provisions due to the timing of purchases and payments during the period. These positive effects on cash were offset in part by the negative effect on cash of the $6.6 million increase in our inventories to meet future demand, and the negative effect on cash of the increase of $0.4 million in our prepaid expenses due to timing of payments during the period.

Investing activities

Cash flows used by investing activities were $9.3 million for the three months ended May 31, 2017, compared to $4.2 million for the same period last year.

Cash flows used by investing activities were $17.2 million for the nine months ended May 31, 2017, compared to $6.0 million for the same period last year.

In the third quarter of fiscal 2017, we made cash payments of $7.5 million and $2.6 million respectively for the acquisition of Ontology and the purchase of capital assets, but we disposed (net of acquisitions) of $0.8 million worth of short-term investments.

For the corresponding period last year, we acquired $3.1 million worth of short-term investment and we paid $1.1 million for the purchase of capital assets.

In the first nine months of fiscal 2017, we made cash payments of $12.5 million and $5.4 million respectively for the acquisitions of Absolute and Ontology and the purchase of capital assets.

For the corresponding period last year, we acquired (net of disposals) $2.6 million worth of short-term investments, and we paid $3.4 million for the purchase of capital assets.

Financing activities

Cash flows used by investing activities were $1.5 million for the three and nine months ended May 31, 2017, compared to nominal amounts for the corresponding periods last year.

In the third quarter and the first nine months of fiscal 2017, we repaid the long-term debt of $1.5 million assumed as part of the acquisition of Ontology.

FORWARD EXCHANGE CONTRACTS

We are exposed to currency risk as a result of our export sales of products manufactured in Canada, China and Finland, the majority of which are denominated in US dollars and euros. In addition, we are exposed to currency risk as a result of our research and development activities in India (Indian rupees). These risks are partially hedged by forward exchange contracts. Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at May 31, 2017, we held forward exchange contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized as follows:

US dollars – Canadian dollars

Expiry dates	Contractual amounts	Weighted average contractual forward rates

June 2017 to August 2017	$6,000,000	1.3059
September 2017 to August 2018	18,300,000	1.3407
September 2018 to August 2019	10,900,000	1.3426
Total	$35,200,000	1.3353

US dollars – Indian rupees

Expiry dates	Contractual amounts	Weighted average contractual forward rates

June 2017 to August 2017	$1,600,000	69.66
September 2017 to August 2018	3,400,000	69.49
Total	$5,000,000	69.54

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to a net loss of $0.1 million as at August 31, 2016 and a net gain of $4,000 as at May 31, 2017.

SHARE CAPITAL

As at June 29, 2017, EXFO had 31,643,000 multiple voting shares outstanding, entitling to 10 votes each and 23,061,447 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

OFF-BALANCE SHEET ARRANGEMENTS

As at May 31, 2017, our off-balance sheet arrangements consisted of letters of guarantee amounting to $0.6 million for our own selling and purchasing requirements, which were reserved from our lines of credit; these letters of guarantee will expire at various dates through fiscal 2020.

STRUCTURED ENTITIES

As at May 31, 2017, we did not have interests in any structured entities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

For a description of the critical accounting policies, judgments in applying accounting policies as well as estimates and assumptions used in the preparation of our consolidated financial statements, refer to our Annual Report on Form 20-F/A for the year ended August 31, 2016, filed with the U.S. Securities and Exchange Commission and the Canadian securities commissions.

NEW IFRS PRONOUNCEMENTS

Refer to note 2 to our unaudited condensed interim consolidated financial statements for the three and nine months ended May 31, 2017 and to our consolidated financial statements for the year ended August 31, 2016, for discussion of certain recent accounting pronouncements that are not yet adopted.  For IFRS 15 specifically, we are still in the process of performing an assessment of the potential impact the new revenue standard may have on our financial results and operations.  We will adopt this new standard effective September 1, 2018, but have not yet determined the method of transition (modified retrospective or full retrospective) that will be applied at that time. Additional disclosures will be provided by management in the consolidated financial statements and MD&A as it becomes known.

RISKS AND UNCERTAINTIES

For the third quarter of fiscal 2017, there have been no material changes from the risk factors disclosed in our Annual Report on Form 20-F/A for the year ended August 31, 2016.

CONTROLS

As described in the Form 20-F/A filed on January 9, 2017, we concluded that EXFO's internal control over financial reporting was not effective as of August 31, 2016, as a result of the identification of a material weakness as we did not maintain sufficient controls over the trade accounts receivable ledger, which included failure to maintain appropriate segregation of duties and lack of supervisory review and monitoring of journal entries recorded to the trade accounts receivable ledger. See item 15(b) of the Form 20-F/A filed on January 9, 2017 for more details on the impact of the material weakness on EXFO's financial reporting.

In the second quarter of fiscal 2017, we completed the implementation of our remediation plans to address the material weakness, which included additional segregation of duties. The material weakness cannot be considered remediated until the remedial controls operate for a sufficient period of time and management has time to conclude, through testing, that these controls are operating effectively.

NON-IFRS MEASURES

We provide non-IFRS measures (gross margin before depreciation and amortization and adjusted EBITDA) as supplemental information regarding our operational performance. We use these measures for the purpose of evaluating our historical and prospective financial performance, as well as our performance relative to our competitors. These measures also help us plan and forecast future periods as well as make operational and strategic decisions. We believe that providing this information to our investors, in addition to the IFRS measures, allows them to see the company's results through the eyes of management, and to better understand our historical and future financial performance.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

Gross margin before depreciation and amortization represents sales, less cost of sales, excluding depreciation and amortization.

Adjusted EBITDA represents net earnings (loss) before interest, income taxes, depreciation and amortization, stock-based compensation costs, restructuring charges, and foreign exchange gain or loss.

The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings (loss), in thousands of US dollars:

Adjusted EBITDA

	Three months ended May 31, 2017	Three months ended May 31, 2016	Nine months ended May 31, 2017	Nine months ended May 31, 2016

IFRS net earnings (loss) for the period	$(4,304)	$919	$7	$6,648

Add (deduct):

Depreciation of property, plant and equipment	1,029	958	2,894	2,857
Amortization of intangible assets	1,046	294	2,241	880
Interest and other (income) expense	57	(309)	28	(716)
Income taxes	2,012	2,096	5,495	5,576
Stock-based compensation costs	372	386	983	1,076
Restructuring charges	3,813	‒	3,813	‒
Foreign exchange (gain) loss	(1,725)	957	(1,965)	(454)
Adjusted EBITDA for the period	$2,300	$5,301	$13,496	$15,867

Adjusted EBITDA as a percentage of sales	3.9%	8.7%	7.5%	9.3%

QUARTERLY SUMMARY FINANCIAL INFORMATION
(tabular amounts in thousands of US dollars, except per share data)

	Quarters ended
	May 31, 2017	February 28, 2017	November 30, 2016	August 31, 2016

Sales	$58,505	$60,030	$61,785	$62,858
Cost of sales (1)	$24,555	$22,989	$22,813	$24,145
Net earnings (loss)	$(4,304)	$1,008	$3,303	$2,252
Basic and diluted net earnings (loss) per share	$(0.08)	$0.02	$0.06	$0.04

	Quarters ended
	May 31, 2016	February 29, 2016	November 30, 2015	August 31, 2015

Sales	$60,896	$53,597	$55,232	$56,594
Cost of sales (1)	$23,880	$18,904	$20,137	$21,975
Net earnings	$919	$3,963	$1,766	$1,882
Basic and diluted net earnings per share	$0.02	$0.07	$0.03	$0.03

(1)	The cost of sales is exclusive of depreciation and amortization.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, PHILIPPE MORIN, Chief Executive Officer of EXFO INC., certify the following:
1.	Review: I have reviewed the interim financial report and interim MD&A (together, the "interim filings") of EXFO Inc. (the "issuer") for the interim period ended May 31, 2017.

2.
No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in Regulation 52-109 respecting Certification of Disclosure in Issuer's Annual and Interim Filings (c. V-1.1, r. 27), for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1
Control framework: The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on March 1, 2017 and ended on May 31, 2017 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: June 29, 2017

/s/ Philippe Morin
Philippe Morin
Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, PIERRE PLAMONDON, Vice-President, Finance and Chief Financial Officer of EXFO INC., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the "interim filings") of EXFO Inc. (the "issuer") for the interim period ended May 31, 2017.

2.
No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in Regulation 52-109 respecting Certification of Disclosure in Issuer's Annual and Interim Filings (c. V-1.1, r. 27), for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1
Control framework: The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on March 1, 2017 and ended on May 31, 2017 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: June 29, 2017

/s/ Pierre Plamondon
Pierre Plamondon, CPA, CA
Vice-President, Finance and Chief Financial Officer